SECURITI[...]SION

05036628

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH, D.C.
213

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8- 48399

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SHUKLA FINANCIAL SERVICES, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3 KELSEY AVENUE
(No. and Street)

WEST PATERSON, NJ 07424
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BIPINCHANDRA R. SHUKLA 973-279-2222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SILVERMAN, JERROLD G
(Name — if individual, state last, first, middle name)

585 STEWART AVE, Suite L-50, GARDEN City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BIPINCHANDRA R. SHUKLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHUKLA FINANCIAL SERVICES, Inc., as of 12/31/, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

CLAIRE M. ZIMMERMAN
MY COMMISSION EXPIRES
07-24-2007

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHUKLA FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Jerrold G. Silverman, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

ACCOUNTANTS' AUDITED REPORT

Board of Directors
Shukla Financial Services, Inc.

I have audited the accompanying statement of financial condition of Shukla Financial Services, Inc. as of December 31, 2004 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shukla Financial Services, Inc. at December 31, 2004, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Jerrold G. Silverman
Jerrold G. Silverman, CPA

Garden City, New York
January 26, 2005

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Operating Account		$ 6,486
Clearing Deposit		54,571
Prepaid Expenses & Taxes		4,179
Marketable Securities, At Market Value		20,180
TOTAL CURRENT ASSETS		85,416
FIXED ASSETS		
Equipment & Automobiles, At Cost, Less Accumulated Depreciation of $9,516		0
OTHER ASSETS		
Securities Not Readily Marketable – At Cost		20,100
TOTAL ASSETS		$105,516

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Net Payable To Broker-Dealers & Clearing Organizations		$ 24,861
Accounts Payable, Accrued Expenses, & Other Liabilities		3,100
TOTAL CURRENT LIABILITIES		27,961
LONG-TERM LIABILITIES		
Shareholder's Loans – Subordinated		20,902
TOTAL LIABILITIES		48,863
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 5,000 Shares, Issued 5,000 Shares	$ 55,000	
Additional Paid In Capital	74,594	
Accumulated Deficit	(72,941)	
TOTAL STOCKHOLDER'S EQUITY		56,653
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$105,516

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions		$ 31,555
Firm Trading – Capital Gain – Net – Realized & Unrealized		4,299
Other Income		4,768
TOTAL REVENUES – NET OF LOSSES		40,622
EXPENSES		
Floor Brokerage, Exchange, & Clearance Fees	$17,681	
Communications & Data Processing	3,047	
Regulatory Dues, Fees & Expenses	4,732	
Payroll & Related Costs	9,011	
Other Expenses	12,863	
TOTAL EXPENSES		47,334
LOSS BEFORE INCOME & FRANCHISE TAXES		(6,712)
PROVISION FOR INCOME & FRANCHISE TAXES		573
NET LOSS		$ (7,285)
LOSS PER SHARE OF COMMON STOCK		$ (1)

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

CAPITAL STOCK		
Capital Stock – Authorized & Issued 5,000 Shares With No Par Value		$ 55,000
Additional Paid In Capital		74,594
TOTAL CAPITAL		129,594
ACCUMULATED DEFICIT		
Accumulated Deficit – January 1, 2004	$(65,656)	
Net Loss	(7,285)	
Accumulated Deficit – December 31, 2004		(72,941)
TOTAL STOCKHOLDER'S EQUITY		$ 56,653

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated Borrowings At January 1, 2004	$20,902
Decreases:	
Payment of Stockholder's Loan	0
Subordinated Borrowings At December 31, 2004	$20,902

The Accompanying Notes Are An Integral Part Of These Financial Statements.

SHUKLA FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (7,285)
Adjustments To Reconcile Net Loss To Net Cash Used For Operating Activities:		
Depreciation & Amortization	$ 470	
Realized & Unrealized Gains On Securities	(2,609)	
Changes In Assets & Liabilities		
Prepaid Expenses & Taxes	(1,308)	
Accounts Payable, Accrued Expenses & Other Liabilities	(1,750)	
Net Payable From Broker-Dealers & Clearing Organizations	4,789	
TOTAL ADJUSTMENTS		(408)
NET CASH USED FOR OPERATING ACTIVITIES		(7,693)
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease In Clearing Deposits	446	
Proceeds From Sales Of Securities	7,109	
NET CASH PROVIDED BY INVESTING ACTIVITIES		7,555
DECREASE IN CASH & CASH EQUIVALENTS		(138)
CASH & CASH EQUIVALENTS – January 1, 2004		6,624
CASH & CASH EQUIVALENTS – December 31, 2004		$ 6,486
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash Paid During The Period For:		
Income & Franchise Taxes		$ 573
Interest Expense		$ 0

The Accompanying Notes Are An Integral Part Of These Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New Jersey Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES:
   a) The Company is engaged in a single line business as a securities broker-dealer.

   b) Securities Transactions:
   Profit and loss arising from all securities which are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported through a clearing firm on a fully disclosed basis and reported with related commissions and expenses reported on the trade date basis.

   c) Marketable Securities are valued at market value.

   d) Commissions:
   Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

   e) Depreciation:
   Equipment is stated at acquisition cost. Depreciation is computed by the straight-line and various accelerated methods over the estimated useful life of the property. Maintenance and repairs are charged to expenses when incurred and renewals and betterments are capitalized.

   The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are eliminated from the accounts and any resulting gain or loss is reflected in income.

SHUKLA FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2004

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Pursuant to SEC Rule 17a-5(a)(4), there are no material differences in the firms computation of net capital compared with the computations contained in this report.

SCHEDULE I

SHUKLA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL		
Total Stockholder's Equity		$56,653
Total Stockholder's Equity Qualified For Net Capital		56,653
Add:		
Subordinated Stockholder's Loan		20,902
TOTAL CAPITAL		77,555
Deductions and/or Changes:		
Non-allowable Assets:		
Prepaid Expenses And Taxes	$ 4,179	
Marketable Securities - Warrants	20,100	
TOTAL ADJUSTMENTS		24,279
Net Capital Before Haircut On Securities Positions		53,276
Haircuts On Securities		
Stocks	$ 3,027	
Money Market Funds	873	3,900
NET CAPITAL		$ 49,376
Aggregate Indebtedness		
Other Accounts Payable & Accrued Expenses		$ 3,100
Computation Of Basic Net Capital Requirement:		
Company		$ 5,000
Excess Net Capital		$ 44,376
Excess Net Capital at 1,000 Percent		$ 49,376
Ratio: Aggregate Indebtedness To Net Capital		6%

There were no material differences found between the report of the auditor and of the company in reporting Part IIA of computing net capital.

SCHEDULE II

SHUKLA FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2004

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE III

SHUKLA FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSIN OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2004

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

SCHEDULE IV

SHUKLA FINANCIAL SERVICES, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2004

Shukla Financial Services, Inc. is classified as an introducing broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Jerrold G. Silverman, C.P.A.

CERTIFIED PUBLIC ACCOUNTANT

585 STEWART AVENUE, SUITE L-50
GARDEN CITY, NEW YORK 11530

(516) 248-9300
FAX (516) 248-8711

Board of Directors
Shukla Financial Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of Shukla Financial Services, Inc. (the Company), for the year ended December 31, 2004, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers, and should not be used for any other purpose.

Jerrold G. Silverman

Jerrold G. Silverman, CPA

Garden City, New York
January 26, 2005